

December 7, 2012

Via E-mail
René F. Jones
Executive Vice President and Chief Financial Officer
M&T Bank Corporation
One M&T Plaza
Buffalo, NY 14203

>   **Re: M&T Bank Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 23, 2012**
>   **Response dated November 27, 2012**
>   **File No. 001-09861**

Dear Mr. Jones:

We have reviewed your filings and response and have the following comment.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 15. Exhibits, Financial Statement Schedules

1.   We note your response to prior comment 2 and your proposal to file the consulting agreements as exhibits to your Form 10-K for the fiscal year ended December 31, 2012. The agreements should have been filed as exhibits to prior filings, therefore we do not believe filing them in your next Form 10-K is sufficient. Please file the agreements by amending your most recent Form 10-K or Form 10-Q or by filing a Form 8-K as soon as practicable.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director